As filed with the Securities and Exchange Commission on March 27, 2012

File No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(A) AND 61(A) OF THE ACT

MEDLEY CAPITAL CORPORATION

MEDLEY SBIC GP, LLC

MEDLEY SBIC, LP

and MCC ADVISORS LLC

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

All Communications, Notices and Orders to:

Brook Taube

Medley Capital Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 468-8000

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
MEDLEY CAPITAL CORPORATION		APPLICATION FOR AN ORDER
MEDLEY SBIC GP, LLC	)	PURSUANT TO SECTION 6(c)
MEDLEY SBIC, LP		OF THE INVESTMENT
and	)	COMPANY ACT OF 1940
MCC ADVISORS LLC		GRANTING EXEMPTIONS
375 Park Avenue, Suite 3304)		FROM SECTIONS 18(a) AND 61(a) OF THE ACT
New York, NY 10152)
(212) 759-0777
)

File No.	)
Investment Company Act of 1940
)

)

)

)

)

Medley Capital Corporation (the “Company”), MCC Advisors LLC (the “Investment Adviser”), Medley SBIC GP, LLC (the “General Partner”), and Medley SBIC, LP (“Medley SBIC,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” ),1 granting exemptions from Sections 18(a) and 61(a).

The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Delaware on April 23, 2010 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act. In addition, the Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 375 Park Avenue, Suite 3304, New York, New York 10152.

In connection with its initial public offering of common stock (the “IPO”), effective January 20, 2011, the Company filed a registration statement on Form N-2 (File No. 333-166491) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. On January 19, 2011, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is listed on the NYSE and trades under the ticker symbol “MCC”.

The Company’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinated loans and equity positions in situations where the Company is also a secured lender. The Company seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. The Company may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of seven members, four of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”). Each of Andrew Fentress, Brook Taube and Seth Taube serve as directors on the Company’s Board. The Board delegates daily management and investment

[2]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

authority to the Investment Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors LLC also serves as the Company’s administrator pursuant to an administration agreement (the “Administration Agreement”). Andrew Fentress and Seth Taube are not officers of the Company. Brook Taube serves as the Company’s Chief Executive Officer.

B.	The General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on February 8, 2012, and is a Subsidiary of the Company. The Company is the sole member of the General Partner. Messrs. Seth Taube, Brook Taube, Andrew Fentress are the managers of the General Partner. The General Partner is the general partner of Medley SBIC.

C.	Medley SBIC

Medley SBIC formally submitted an application to the SBA for a license to operate as an SBIC on December 9, 2011 and the application was accepted for filing on March 26, 2012 (“SBIC Application”). The SBIC Application is expected to be approved within the next six months. The Company directly owns 100% of Medley SBIC in the form of a limited partnership interest. Medley SBIC was organized as a limited partnership under the laws of the state of Delaware on February 8, 2012.

The General Partner is the general partner of Medley SBIC, and the Investment Adviser will act as Medley SBIC’s manager and investment adviser. Medley SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7). Medley SBIC has substantially the same investment objective and strategies as the Company, as summarized above.

As an SBIC, Medley SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, Medley SBIC will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

D.	The Investment Adviser

Subject to the overall supervision of the Board, the Investment Adviser, a Delaware limited liability company, will serve as the investment adviser to the Company and to Medley SBIC pursuant to a management services agreement dated as of March 26, 2012 (as amended and re-approved from time to time by the Board, the “Management Services Agreement”). The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.

II.	REQUESTED RELIEF

A.	Sections 6(c) and 18

1. Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA. However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA. Medley SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA. There will be no difference in the SBA’s regulation of Medley SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3. Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Medley SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by Medley SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by Medley SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Medley SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4. Requested Order

Solely for the purposes of the requested relief, and only for such purposes, the Company seeks to treat Medley SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past.3

B.	Condition

The Applicants agree that any Order granting the requested relief will be subject to the following condition:

1. The Company shall not issue or sell any senior security, and the Company shall not cause or permit Medley SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Medley SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Medley SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any

[3]

See, e.g., In the Matter of Golub Capital BDC, Inc., et al., Inv. Co. Rel. No. 29786 (Sep. 13, 2011) (order) and Inv. Co. Act. Rel. No. 29756 (Aug. 16, 2011) (notice), In the Matter of Fifth Street Finance Corp., et al., Inv. Co. Act Rel. No. 29526 (Dec. 14, 2010) (order) and Inv. Co. Act Rel. No. 29500 (Nov. 18, 2010) (notice) and In the Matter of Triangle Capital Corporation, et al., Inv. Co. Act Rel. No. 29482 (Oct. 22, 2010) (order) and Inv. Co. Act Rel. No. 29453 (Sep. 30, 2010) (notice).

senior securities representing indebtedness of Medley SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

III.	Procedural Matters

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Brook Taube

Medley Capital Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 468-8000

B.	Authorizations

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on March 23, 2012 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act for an order granting exemptions from Sections 18(a) and 61(a) of the Act. The Board also authorized the filing of this Application on behalf of its Subsidiaries: Medley SBIC and the General Partner. Each person executing the Application on behalf of the Company, its Subsidiaries and the Investment Adviser says that he has duly executed the Application for and on behalf of the Company, its Subsidiaries or the Investment Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 26th day of March, 2012.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY SBIC GP, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY SBIC, LP

By:	MEDLEY SBIC GP, LLC, its general partner

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated March 26th, 2012, for and on behalf of Medley Capital Corporation, Medley SBIC GP, LLC, Medley SBIC, LP and MCC Advisors LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY SBIC GP, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY SBIC, LP

By: MEDLEY SBIC GP, LLC, its general partner

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

Exhibit A

Resolutions of the Board of Directors

WHEREAS, taking into account the Company’s capital structure, investment portfolio, sources of financing and business objectives, the Board of Directors has determined that it is in the best interests of the Company to diversify its assets and liabilities by forming and developing a small business investment company (“SBIC”), licensed with the United States Small Business Administration (the “SBA”);

WHEREAS, the Board of Directors has observed the synergies between operating the Company and an SBIC and recognizes that other industry peers have drawn the same conclusion and have successfully formed and are operating SBICs; and

WHEREAS, the Company desires to establish a wholly-owned subsidiary of the Company to act as the investment vehicle for the SBA venture.

NOW, THEREFORE, BE IT:

RESOLVED, that the Independent Directors, voting separately, and the entire Board of Directors hereby accept and approve to delegate to the Authorized Officers the process of forming an SBIC as a wholly-owned subsidiary of the Company and obtaining an SBIC license from the SBA and all prior actions of the Authorized Officers in such respect are hereby accepted, approved and ratified;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, individually authorized, empowered and directed in the name and on behalf of the Company, to execute and caused to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or proper thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such Authorized Officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, individually authorized, empowered and directed in the name of and on behalf of the Company, to do or cause to be done each and every act necessary or convenient in connection with the preparation and execution of the foregoing resolutions.